

08025511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47395

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/07_____ AND ENDING _____12/31/07_____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Samuels Chase & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Maple Street, Suite 4
(No. and Street)

Ramona, California 92065
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie L. Raney   (760) 789-8243
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by
a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, Carrie L. Raney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuels Chase & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>None</u>

Signature

President
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _San Diego_

On _Feb 25, 08_ before me, _Marci D. Morgan_,
Date   Here Insert Name and Title of the Officer

personally appeared _Carrie L. Raney_
Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
Signature of Notary Public

Place Notary Seal Above

MARCI D. MORGAN
COMM. #1573296
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
APRIL 26, 2009

—————————————— **OPTIONAL** ——————————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Oath or Affirmation (Financials)_

Document Date: _Feb. 25, 2008_ Number of Pages: _01_

Signer(s) Other Than Named Above: _N/A_

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SAMUELS CHASE & CO., INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518   Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Samuels Chase & Co., Inc.

We have audited the accompanying statement of financial condition of Samuels Chase & Co., Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuels Chase & Co., Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 18, 2008
San Diego, California

SAMUELS CHASE & CO., INC.

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents
Cash in bank	$126,918
Deposits with clearing organization	150,000
Total cash and cash equivalents	276,918
Commissions receivable	188,954
Furniture and equipment, less accumulated depreciation of $76,674	79,252
Deposits and other assets	2,167
Total assets	$547,291

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable and accrued liabilities	$293,241

Stockholders' equity
Common stock, 1,000,000 shares authorized	10
Retained earnings	254,040
Total stockholders' equity	254,050
Total liabilities and stockholders' equity	$547,291

See notes to financial statements.

SAMUELS CHASE & CO., INC.

Statement of Income

Year Ended December 31, 2007

Revenues	
Commission and fee income	$2,060,790
Interest	1,034,324
Other income	201,262
Total revenues	3,296,376
Expenses	
Commissions	2,070,434
Clearing charges	534,326
Compensation and benefits	211,408
Information services	30,598
Rent	26,425
Travel and entertainment	23,019
Regulatory fees and licenses	22,547
Office	20,966
Depreciation	17,872
Outside services	13,867
Telephone and postage	12,034
Interest	4,910
Other	6,439
Total expenses	2,994,845
Net income	$ 301,531

See notes to financial statements.

3

SAMUELS CHASE & CO., INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

	Common Stock		Retained	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	200,000	$10	$167,117	$167,127
Capital distributions	-	-	(214,608)	(214,608)
Net income	-	-	301,531	301,531
Balance, end of year	200,000	$10	$254,040	$254,050

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2007

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

4

SAMUELS CHASE & CO., INC.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 301,531
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	17,872
Changes in operating assets and liabilities	
Commissions receivable	78,094
Deposits and other assets	(1,350)
Accounts payable and accrued liabilities	(99,297)
Net cash from operating activities	296,850
Cash flows from investing activities	
Capital expenditures	(55,050)
Cash flows from financing activities	
Capital distributions	(214,608)
Net increase in cash and cash equivalents	27,192
Cash and cash equivalents	
Beginning of year	249,726
End of year	$ 276,918
Supplemental disclosure of cash flow information:	
Interest paid	$ 4,910
Taxes paid	$ -

See notes to financial statements.

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Samuels Chase & Co., Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

   Furniture and Equipment. Furniture and equipment are stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally 5-7 years).

   Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

   Concentration of Credit Risk. The company maintains a cash balance with a financial institution and the majority of its receivables are due from two clearing organizations. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses relating to these financial instruments.

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2007 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2007.

2. **COMMITMENTS AND CONTINGENCIES**

   Office Lease. The Company leases its offices under a short-term operating lease. Rent expense was $26,425 during 2007.

   Settlement of Securities Transactions. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2007, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

SAMUELS CHASE & CO., INC.

Notes to Financial Statements

3. **NET CAPITAL REQUIREMENTS**

    Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

    The Company's ratio at December 31, 2007 was 1.7 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007, the Company had net capital of $172,631 which was $153,082 in excess of the amount required by the SEC.

4. **INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

    The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) and, accordingly, has no possession or control requirements.

5. **COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3**

    Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

*****

SAMUELS CHASE & CO., INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2007

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$254,050	$273,878	$(19,828)
Less non-allowable assets			
Deposits and other assets	2,167	2,167	-
Furniture and equipment	79,252	97,124	17,872
Net capital	172,631	174,587	(1,956)
Minimum net capital required	19,549	19,419	(130)
Excess net capital	$153,082	$155,168	$ (2,086)
Total aggregate indebtedness	$293,241	$291,285	$ 1,956
Ratio of aggregate indebtedness to net capital	1.70	1.67	0.03

Note: The differences result primarily from audit adjustments to accumulated depreciation, accounts payable, and accrued liabilities.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Samuels Chase & Co., Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Samuels Chase & Co., Inc. ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Bores & Farrington APC

February 18, 2008
San Diego, California

END

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